Exhibit 4

Paris, February 24, 2019

Vivendi outlines its proposal to restore value for Telecom Italia

Vivendi today outlined its proposal to restore value for Telecom Italia (TIM) as part of a proxy solicitation (sollecitazione) launched in accordance with Italian law. All documents are available on https://www.vivendi.com/en/restoring-value-for-telecom-italia/.

The TIM Shareholders’ Meeting on March 29 will vote on a proposal from Vivendi to revoke five (out of 10) of the Board Directors of the Elliott slate and replace them with five independent Directors.

The newly proposed Board composition will re-establish the necessary conditions and safeguards to allow for proper company governance and deliver on promises. It will also encourage more effective and uniform action by the Board.

Vivendi believes that only an independent Board will have the credibility and trust of all shareholders to objectively implement any strategic industrial plan.

About Vivendi

Since 2014, Vivendi has been focused on building a world-class content, media and communications group with European roots. In content creation, Vivendi owns powerful, complementary assets in music (Universal Music Group), movies and series (Canal+ Group), publishing (Editis) and mobile games (Gameloft) which are the most popular forms of entertainment content in the world today. In the distribution market, Vivendi has acquired the Dailymotion platform and repositioned it to create a new digital showcase for its content. The Group has also joined forces with several telecom operators and platforms to maximize the reach of its distribution networks. In communications, through Havas. the Group possesses unique creative expertise in promoting free content and producing short formats, which are increasingly viewed on mobile devices. In addition, through Vivendi Village, the Group explores new forms of business in live entertainment, franchises and ticketing that are complementary to its core activities. Vivendi’s various businesses cohesively work together as an integrated industrial group to create greater value. www.vivendi.com

IMPORTANT NOTICE: Vivendi’s proxy solicitation is not addressed, directly or indirectly, and shall not be accepted, directly or indirectly, by persons domiciled in countries where a specific authorization is required.